FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated August 30, 2006

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ (for past years through calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

Item	Page

Material Change Report filed by the Company in Canada on August 30, 2006, announcing the appointment of Robert L. Kirkman, M.D., as President, Chief Executive Officer and a Director; announcing the appointment of Christopher Henney, PhD, as the new Chairman of the Board of Directors; and announcing the reappointment of Robert Blair as a Director	3

Press Release of the Company made on August 30, 2006, making the same announcements and referenced as part of the foregoing Material Change Report	5

Signature	7

BIOMIRA INC.

Material Change Report

1.	Name and Address of Company

Biomira Inc. ("Biomira")
2011 - 94 Street
Edmonton, Alberta T6N 1H1

2.	Date of Material Change

August 29, 2006

3.	News Release

Biomira issued a news release on Canada NewsWire on August 30, 2006.

4.	Summary of Material Change

On August 30, 2006, Biomira announced the appointment of Robert L. Kirkman, M.D., as President and Chief Executive Officer of Biomira and his election to the Board of Directors of Biomira. In addition, the Company announced the naming of Christopher Henney, PhD, as Chairman of the Board. Drs. Kirkman and Henney will commence their duties on September 5, 2006. Finally, Biomira announced the reappointment of Robert Blair to the Board.

5.	Full Description of Material Change

On August 30, 2006, Biomira announced the appointment of Robert L. Kirkman, M.D., as President and Chief Executive Officer of Biomira and his election to the Board of Directors of Biomira. In addition, the Company announced the naming of Christopher Henney, PhD, as Chairman of the Board. Drs. Kirkman and Henney will commence their duties on September 5, 2006. Finally, Biomira announced the reappointment of Robert Blair to the Board.

Dr. Kirkman was formerly Acting President and CEO of Xcyte Therapies, Inc. of Seattle, WA, which concluded a merger with Cyclacel Pharmaceuticals, Inc., in March 2006. From 2004 - 2005, Dr. Kirkman was Chief Business Officer and Vice President at Xcyte, where he played a significant role in the Company’s initial public offering and led business development and strategic planning activities. From 1998 to 2003, Dr. Kirkman was Vice President, Business Development and Corporate Communications at Protein Design Labs, where he had a broad range of responsibilities, including expansion of PDL’s pipeline through in-licensing, mergers and acquisitions. From 1981 to 1998, Dr. Kirkman worked at the Brigham and Women’s Hospital in Boston, MA as a surgeon and subsequently as Chief, Division of Transplantation. His research demonstrating that antibodies directed against the IL-2 receptor would prolong allograft survival was instrumental in the approval of Zenapax® for the prevention of renal transplant rejection. Dr. Kirkman has a BA in Economics from Yale University and an MD from Harvard Medical School.

Dr. Henney joined the Board of Directors of Biomira in March 2005 and is the co-founder of three major publicly-traded U.S. biotech companies, Immunex, ICOS and Dendreon. Dr. Henney was Chairman and CEO of Dendreon from 1995 to 2004. He is Chairman of SGX Pharmaceuticals and Vice-Chairman of Cyclacel Pharmaceuticals. He has a PhD in experimental pathology from the University of Birmingham, England.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7.	Omitted Information

None

8.	Executive Officer

The name and business telephone number of an executive officer of Biomira who is knowledgeable about this material change and this report and who may be contacted in connection with this report is:

        Edward A. Taylor
        Vice-President Finance & Administration
        Biomira Inc.
        2011 - 94 Street
        Edmonton, Alberta T6N 1H1
        Telephone: (780) 450-3761

DATED at Edmonton, Alberta, effective this 30th day of August, 2006.

BIOMIRA INC.

By:	/s/ Edward A. Taylor

Edward A. Taylor
Vice-President Finance & Administration

NEWS RELEASE
FOR IMMEDIATE RELEASE

Biomira Appoints Robert Kirkman President and CEO
Christopher Henney Named Chairman

EDMONTON, ALBERTA, CANADA - August 30 2006 - Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) today announced the appointment of Robert L. Kirkman, MD, as President and Chief Executive Officer. Dr. Kirkman was also elected to the Board of Directors. In addition, the Company announced that Christopher Henney, PhD, has been named Chairman of the Board. Drs. Kirkman and Henney will commence their duties on September 5, 2006.

Dr. Kirkman was formerly Acting President and CEO of Xcyte Therapies, Inc of Seattle, WA, which concluded a merger with Cyclacel Pharmaceuticals, Inc., in March 2006. From 2004-2005, Dr. Kirkman was Chief Business Officer and Vice President at Xcyte, where he played a significant role in the Company’s initial public offering and led business development and strategic planning activities.

From 1998 to 2003, Dr. Kirkman was Vice President, Business Development and Corporate Communications at Protein Design Labs, where he had a broad range of responsibilities, including expansion of PDL’s pipeline through in-licensing, mergers and acquisitions. From 1981 to 1998, Dr. Kirkman worked at the Brigham and Women’s Hospital in Boston, MA as a surgeon and subsequently as Chief, Division of Transplantation. His research demonstrating that antibodies directed against the IL-2 receptor would prolong allograft survival was instrumental in the approval of Zenapax® for the prevention of renal transplant rejection. Dr. Kirkman has a BA in Economics from Yale University and an MD from Harvard Medical School.

Dr. Christopher Henney has been elected Chairman of Biomira. Dr. Henney joined the Board of Directors in March 2005 and is the co-founder of three major publicly-traded U.S. biotech companies, Immunex, ICOS and Dendreon. Dr. Henney was Chairman and CEO of Dendreon from 1995 to 2004. He is Chairman of SGX Pharmaceuticals and Vice-Chairman of Cyclacel Pharmaceuticals. He has a PhD in experimental pathology from the University of Birmingham, England.

Biomira also announced that Robert Blair has been reappointed to the Board of Directors. ”We are glad that Bob Blair has agreed to give us the benefit of his long experience as a prior member of Biomira’s Board,” said Dr. Henney.

“I am very pleased to be joining Biomira at this exciting time in the evolution of the Company,” said Dr. Kirkman. “With the responsibility for the future clinical development of Biomira’s lead cancer vaccine, Stimuvax®, now in the hands of our collaborator, Merck KGaA, I look forward to the promise and challenge of expanding and diversifying the pipeline. I am delighted with the opportunity to work with Chris Henney again, and we are committed to building a leading cancer therapeutics company.”

-more-

Dr. Henney added, “The Board of Directors has fully endorsed a strategy of growth through the acquisition or in-licensing of additional cancer therapeutics. Bob Kirkman and I will be aggressively seeking promising new products to add to the pipeline, both for internal development and future partnering activities.”

Mr. Eric Baker, the outgoing Chairman of the Board, will remain on the Board. He commented, “These two key appointments strengthen Biomira’s leadership as the Company moves to expand its focus and build new value for the shareholders. Dr. Kirkman brings extensive business and scientific expertise which will be invaluable to the company going forward. We are also delighted that Dr. Henney has agreed to succeed me as Chairman, increasing his activities in business development in partnership with Dr. Kirkman.”

About Biomira
Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy.

# # #

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing, duration and results of clinical trials, trial reviews and analyses and regulatory reviews, the safety and efficacy of the product, and the ability to identify and partner with owners of possible products through in-licensing arrangements. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct or that the Company will have sufficient resources to fund clinical trials. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Biomira Company Contacts:
Investor and Media Relations
Bill Wickson
Director, Communications & Investor Relations
(780) 490-2818

U.S. Contact - Financial Dynamics:
Media:
Jonathan Birt - (212) 850-5634 / jbirt@fd-us.com
Investors:
John Capodanno - (212) 850-5705 / jcapodanno@fd-us.com

BIOMIRA INC. 2011 - 94 St. Edmonton, AB, Canada T6N 1H1
Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: August 30, 2006	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President Finance and
Chief Financial Officer